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                                                                    EXHIBIT 99.1


            VISTA ANNOUNCES NEW MINE PLAN IN VIEW OF LOW GOLD PRICE


DENVER, COLORADO, SEPTEMBER 18, 1997 - Vista Gold Corp. announced today that it has revised the production plan for the Hycroft mine in Nevada in order to optimize the mine's ore reserves while reducing production costs. Under the revised plan, the mine will produce 380,000 ounces at a direct cash cost (excluding royalties and net proceeds tax of $17/oz) of $231 per ounce over the next four years and will generate a positive cash flow even if the current low gold price persists. The new mine plan reduces the waste rock mined per ton of ore and improves average grade at the expense of reducing the ore reserve by approximately 190,000 ounces as calculated on January 1, 1997.

The Company has renegotiated the existing loan facility with a major Canadian bank based upon the revised mine plan at Hycroft. This loan facility provides funding for the Company's continued activities, including the Amayapampa project in Bolivia where the Company is examining a number of development alternatives. One alternative involves a lower level of production but requires significantly less capital; based on preliminary calculations, this scenario shows a favorable investment return at a gold price of $325 per ounce. Detailed evaluations are underway.

At the Guariche project in Venezuela, Vista Gold has recently completed a resource estimate based on the latest drill results. The measured and indicated resources are 6.0 million tonnes at 2.1 g/t of gold containing 400,000 ounces. During the next phase of drilling, the Company's geologists expect to add at least 250,000 ounces of resources based on extensions to defined ore zones and to test new targets in the immediate vicinity, which could increase the total resources to over 1 million ounces of gold. Recently, the Minister of Energy and Mines published a resolution in the official gazette authorizing the issue of the vein mining titles on the principle concessions at Guariche.

"These measures that we have taken, together with reductions in corporate and exploration expenditures, are appropriate responses to the low gold price. We have initiated a new production plan at Hycroft to improve cash flow; arranged financing for the continued development activities on our assets in Bolivia; and we are advancing exploration on what could prove to be a major new, low-cost gold mine at Guariche," said Mike Richings, President and CEO of Vista Gold Corp.

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with its registered office in Vancouver, British Columbia. Its holdings range from the Hycroft mine in Nevada to development and exploration projects in North and South America including Ecuador, Bolivia, Venezuela and Peru.

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The statements that are not historical are forward looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20F as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO of Vista Gold Corp. at
(303) 629-2450 or (888) 629-2450.